

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Hugh Eliasson
Deputy Minister of Finance
Province of Manitoba
Department of Finance
Winnipeg, Manitoba
Canada

  Re: Province of Manitoba
     Registration Statement under Schedule B
     File No. 333-168286
     Filed July 23, 2010

     Form 18-K for Fiscal Year Ended March 31, 2009, as amended
     File No. 033-19538
     Filed October 22, 2009 and amended January 5, March 5, April 13,
     and June 2, 2010

Dear Mr. Eliasson:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Province references the global economic downturn in the materials incorporated by reference. Where appropriate, please discuss any additional material effects the global economic downturn has had on the

Province's public finances or economy more generally and any additional measures the Province has implemented to mitigate any such effects.

2. If material, please discuss any contagion effect that the European sovereign debt crisis has had or may have on the Province.

3. If material, please explain how recent flooding in the Province has affected or will affect the Province.

4. We note that other provinces in western Canada have entered into the Western Economic Partnership to reduce inter-provincial trade and investment barriers. To the extent material, discuss how Manitoba's inclusion or exclusion will affect the Province.

Annual Report on Form 18-K
Exhibit 99.1

Manufacturing, page 10

5. Please explain the causes of the decreases in the value of manufacturing sales reported in the first paragraph under the table on page 10. Please also provide more recent data on manufacturing sales where appropriate, as well as a brief discussion of the state of the Province's manufacturing sector.

Agriculture, page 10

6. Please explain why livestock production is expected to continue to decline in 2009, as stated in the last sentence in this section on page 12.

Services, page 13

7. We note your statement that several large trucking companies are headquartered in Manitoba. Noting press reports indicating that Canada's trucking industry faces declining demand, lower profits, more expensive equipment and tightening credit conditions, please discuss these developments and any impact they might have on Manitoba.

Total Exports and Imports, page 13

8. Please discuss any material adverse impact the 2008 trade deficit has had on Manitoba.

Foreign Merchandise Exports, page 14

9. Please explain why foreign exports were down for the first eight months of 2009, as stated in the first sentence on page 16.

Core Government Revenue, page 24

10. Please explain why budgeted personal and corporation income tax revenues for the fiscal year ending March 31, 2010 are down from the previous fiscal year.

Core Government Expenses, page 26

11. Please briefly explain why budgeted health expenditures for the fiscal year ending March 31, 2010 increased over the prior year's budget, addressing any material impact increasing health care costs may have on the Province.

Public Debt, page 29

12. Please provide the debt disclosure, including the supplementary data, as of a more recent date.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Robert E. Buckholz, Jr. (via facsimile)
        Sullivan & Cromwell LLP
        (212) 558-3588